Exhibit 99.180

Fire & Flower Announces Share Consolidation as Part of Upcoming NASDAQ Listing

/NOT FOR DISSEMINATION INTHE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

NASDAQ listing is expected to provide greater exposure to U.S. markets

TORONTO, Nov. 29, 2021 /CNW/ - Fire & Flower Holdings Corp. (“Fire & Flower”, or the “Company”) (TSX: FAF) (OTCQX: FFLWF), a leading, technology-powered, cannabis retailer today announced that, in connection with the potential additional listing of the common shares in the capital of the Company (the “Shares”) on the Nasdaq, it has filed articles of amendment implementing a consolidation of the Shares on the basis of ten (10) pre-consolidation Shares for every one (1) post-consolidation Share (the “Consolidation”). The Consolidation was previously approved by the Company’s shareholders at its annual and special meeting of shareholders held on June 9, 2021.Trevor Fencott, Chief Executive Officer of Fire & Flower commented, “The share consolidation is an important step in our U.S. expansion strategy. It enables Fire & Flower to qualify for a listing on the NASDAQ and expand its shareholder base which, in turn, provides the Company with increased flexibility and enhanced liquidity to accelerate its strategic growth plans.”

“We have built an industry-leading cannabis consumer technology platform and, as demand for our technology platform continues to build in the U.S., now is the right time to advance our NASDAQ listing and make our shares more accessible to a larger investor audience.”

“Along with our previously announced acquisitions of trusted cannabis strain information destination, Wikileaf (www.wikileaf.com) and best-in-class dispensary, culture and cannabis marketplace, PotGuide in Denver, Colorado (www.potguide.com), the share consolidation is the next important step in our U.S. expansion strategy. We look forward to completing the listing in the upcoming weeks as we announce continued growth of our cannabis consumer technology platform and execution on our asset-light business model,” said Trevor Fencott, CEO of Fire & Flower.

Notice of the Consolidation has been provided to the Toronto Stock Exchange (“TSX”). The Shares will continue to be listed on the TSX under the symbol “FAF”, and the Shares are expected to begin trading on a post-Consolidation basis on the TSX on or about December 1, 2021. Following the Consolidation, the new CUSIP number for the Shares is 318108305 and the new ISIN for the Shares is CA3181083054.

As a result of the Consolidation, the 358,146,179 Shares issued and outstanding prior to the Consolidation have been reduced to approximately 35,814,617 Shares (disregarding the treatment of any resulting fractional shares). Each shareholder’s percentage ownership in the Company and proportional voting power remains unchanged after the Consolidation, except for minor changes and adjustments resulting from the treatment of any resulting fractional Shares. The Company will not be issuing fractional post-Consolidation Shares. Where the Consolidation would otherwise result in a shareholder being entitled to a fractional Share, the number of post-Consolidation Shares issued to such shareholder will be rounded down to the nearest whole number of Shares.

The Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”), will act as the exchange agent for the Consolidation. In connection with the Consolidation, Computershare has sent a letter of transmittal to registered shareholders holding their Shares in certificated form to exchange their old Share certificates for new Share certificates, in accordance with the instructions provided in the letter of transmittal. Registered shareholders will be able to obtain additional copies of the letter of transmittal through Computershare. Until surrendered, each certificate representing pre-Consolidation Shares will represent the number of whole post-Consolidation Shares to which the holder is entitled as a result of the Consolidation.

Registered holders holding their Shares by way of a Direct Registration System Advice/Statement, and non-registered beneficial holders holding their Shares through intermediaries (securities brokers, dealers, banks, financial institutions, etc.) will not need to complete a letter of transmittal. Non- registered beneficial holders holding their Shares through an intermediary should note that such intermediaries may have specific procedures for processing the Consolidation. Shareholders holding their Shares through such an intermediary and who have any questions in this regard are encouraged to contact their intermediary.

The exercise or conversion price and the number of Shares issuable under any of the Company’s outstanding warrants, convertible debentures, stock options and other securities exercisable for or convertible into Shares will be proportionately adjusted to reflect the Consolidation in accordance with the respective terms thereof.

The Company’s proposed listing on the Nasdaq remains subject to satsifying all of the listing standards of the Nasdaq and there is no assurance that such listing will be completed.

About Fire & Flower

Fire & Flower is a leading, technology-powered, adult-use cannabis retailer with more than 95 corporate-owned stores in its network. The Company leverages its wholly-owned technology development subsidiary, Hifyre Inc., to continually advance its proprietary retail operations model while also providing additional independent high-margin revenue streams. Fire & Flower guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the Hifyre™ digital and analytics platform empowers retailers to optimize their connections with consumers. The Company’s leadership team combines extensive experience in the technology, cannabis and retail industries.Through the strategic investment of Alimentation Couche-Tard Inc. (owner of Circle K convenience stores), the Company has set its sights on global expansion as new cannabis markets emerge and is poised to expand into the United States when permitted through its strategic licensing agreement with Fire & Flower U.S. Holdings upon the occurrence of certain changes to the cannabis regulatory regime.

Fire & Flower is a multi-banner cannabis retail operator that owns and operates the Fire & Flower™, Friendly Stranger™, Happy Dayz™ and Hotbox™ brands. Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc. and Friendly Stranger Holdings Corp., licensed cannabis retailers that own and operate cannabis retail stores in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, and the Yukon territory.

To learn more about Fire & Flower, visit https://fireandflower.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions

“may” or “will” occur. These statements are only predictions. Forward-looking information in this news release includes, but is not limited to, when the Shares will commence trading on a post- Consolidation basis and the Shares qualifying for a listing on the Nasdaq and the timing of any such listing.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: regulatory and other approvals or consents.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward- looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s annual information form dated April 30, 2021 and the heading “Risks and Uncertainties” in the management discussion and analysis for quarter ended July 31, 2021 filed on its issuer profile on SEDAR at www.sedar.com. The forward-looking statements contained in this new release are made as of the date of this news release, and the Company does not undertake to update any forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Fire & Flower Holdings Corp.

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%SEDAR: 00044938E

For further information: Investor Relations: investorrelations@fireandflower.com, 1-833-680-4948; Media Relations: media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 07:32e 29-NOV-21